EXHIBIT 4.7.1

Ministry of the Russian Federation for Communications and Information

Amendment No. 1
to License No. 24303 (registration series A 023884)
dated November 14, 2002

To add the following additional paragraph to clause 1 of the Conditions For Carrying Out Activities Under License No. 24303:

“Under this License, the Licensee may provide cellular radiotelephone communications services in GSM 900/1800 dual band network and install necessary equipment to operate in the frequencies allocated in the 1800 and 900 MHz band in accordance with the established procedure, in Udmurt Republic, Komi Republic, Kirov region, Kurgan Region, Sverdlovsk region and Yamal-Nenetz autonomous okrug.”

First Deputy Minister of the Russian Federation for Communications and Information	[Signature]	B.D. Antoniouk

December 15, 2002

Head of the Department of the Organization of Licensing Activity	[Signature] [Seal]	N.M. Popov

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